RULE 14F-1
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934

CENTALE, INC.
37 Hamburg Street
East Aurora, NY 14052

This report is furnished by the Board of Directors of Centale, Inc., a New York corporation (“Centale”), to the holders of its common stock, $.01 par value.

On March 28, 2008 Centale entered into a Share Exchange Agreement with the shareholders of NexxNow China, Inc., a Delaware corporation.  NexxNow China is engaged in the business of marketing sporting events in The People’s Republic of China.

The Share Exchange Agreement provides that, when the conditions for closing have been satisfied, the shareholders will transfer to Centale all of the outstanding capital stock of NexxNow China, and Centale will issue 43 million shares of its common stock to the shareholders (the “Acquisition”).  Centale will also issue promissory notes in the aggregate principal amount of $300,000, to be distributed among the NexxNow China shareholders pro rata to their interests in NexxNow China.  The notes will be payable one year after the closing, bear interest at 10% per annum, and be secured by a pledge of all of Centale’s assets.

The closing of the Acquisition will take place ten days after this Report is mailed to the shareholders of record of Centale.  The Share Exchange Agreement provides that, upon the closing of the Acquisition, the following will take place:

•
All of the members of Centale’s Board of Directors other than Sterling Shepperd will resign.  In addition, Thaddeus A. Wier, Jr. will resign from his positions as Chief Executive Officer and Chief Financial Officer of Centale.

•
The Board will elect Paul Riley, Daniel Robbie and Brittany Wier to serve as members of the Board of Director, and the Board will then elect Paul Riley to serve as Chief Executive Officer and Chief Financial Officer of Centale.

This report will first be mailed to the shareholders of Centale on or about April 15, 2008.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Acquisition, there will be 52,993,151 shares of Centale common stock issued and outstanding, including the 43,000,000 shares issued in exchange for NexxNow China, Inc.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Acquisition by the following:

•	each shareholder who will beneficially own more than 5% of our common stock;

•	Paul Riley, who will be our Chief Executive Officer

•	each of the individuals who will be members of the Board of Directors; and

•	all of the individuals who will be our officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Paul Riley	9,971,014	18.8%
Daniel Robbie	621,986	1.2%
Sterling Shepperd	380,000	0.7%
Brittany Wier	21,811,594	41.2%
All officers and directors as a group (4 persons)	32,784,594	61.9%
Thaddeus A. Wier, Jr.	5,173,469	9.8%
Kenneth Keller 1206 Carriage Road East Aurora, NY 14052	5,280,453	9.9%
_______________________________
(1)	Except as otherwise indicated, the address of the shareholder is c/o Centale, Inc., 37 Hamburg Street, East Aurora, NY 14052

(2)	Except as otherwise noted, all shares are owned of record and beneficially.

NEW MEMBERS OF THE BOARD OF DIRECTORS

Upon the closing of the Acquisition, the election to the Board of Paul Riley, Daniel Robbie, and Brittany Wier will be effective, and the Board of Director will consist of those three individuals plus Sterling Shepperd.  Information regarding the directors follows:

Paul Riley has over fourteen years experience in the telecommunications industry.  From 1994 to 2004 Mr. Riley was employed by the Canadian Broadcast Company as a producer.  In 2004 Mr. Riley was admitted to practice law in Canada, and has been self-employed since 2004 as an attorney, specializing in telecommunications matters.  Mr. Riley was awarded a Bachelor Degree in Science 1993 by the Universiey of Dalhousianae, a Diploma in Journalism in 1997 by Humber College, and a Bachelor Degree in Law in 2003 by York University.  Mr. Riley is 41 years old.

Daniel T. Robbie has been involved since 2005 with Matrix Healthcare Solutions, Inc., and is currently employed by Matrix as Vice President, responsible for marketing software solutions to the medical industry.  From 2002 to 2004 Mr. Robbie was engaged as a consultant to Team Marketing, Inc., which was involved in sports marketing.  From 1998 to 2002 Mr. Robbie was involved with Tek 21, Inc., which designed and marketed desktop software solutions.  Mr. Robbie served at times as Chairman of Tek 21’s Board.  From 1984 until 1994 Mr. Robbie was employed by the Miami Dolphins, serving as President of Joe Robbie Stadium and Executive Vice President of the Dolphins when the team was sold by the Robbie family.  Mr. Robbie is 46 years old.

Sterling Shepperd.  Mr. Shepperd has been the Vice President and Corporate Secretary of Centale since July 2004.  In 2003 Mr. Shepperd was employed as Sales Manager for JMT Solutions, LLC, which was engaged in the business of direct response marketing in Palm Bay, Florida.  From 1999 until he joined JMT Solutions, Mr. Shepperd was employed by DanMark, Inc., an organization engaged in direct response marketing.  Mr. Shepperd served as Sales Manager and Trainer for two of DanMark’s offices.  Mr. Shepperd is 33 years old.

Brittany Wier will graduate in May 2008 from New York University with a Bachelor Degree, with a concentration in sports management.  In the Fall of 2007 Ms. Wier was employed as a Marketing Assistant by Superfly, Inc., which is engaged in entertainment marketing.  Ms. Wier is 21 years old.  She is the daughter of Thaddeus A. Wier, Jr., who is currently the Chief Executive Officer of Centale.

Code of Ethics

Centale does not have a code of ethics applicable to its management, due to the small number of individuals involved in management.

Nominating, Compensation and Audit Committee

The Board of Directors will not immediate have an audit committee, compensation committee or a nominating committee, due to the small size of the Board.  The Board also will not immediately have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

Executive Compensation

Based upon employment agreements that NexxNow China has with Paul Riley and with Brittany Wier, and upon the employment contract that Centale has with Sterling Shepperd, Centale expects that, during the year following the Acquisition, it will pay the following compensation to the individuals who will be management of Centale after the Acquisition.

Paul Riley	$90,000 plus an annual bonus between $45,000 and $90,000, plus a $6,000 car allowance.

Sterling Shepperd	$66,000

Brittany Wier	$54,000

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who were the officers and directors of Centale prior to the Acquisition:

Name	Age	Position with the Company	Director Since
Thaddeus A. Wier, Jr.	46	Chief Executive Officer, Chief Financial Officer	2006
Patrick T. Parker	53	Director	2004
Sterling Sheppard	33	Vice President, Secretary	2007

Thaddeus A. Wier, Jr.   Mr. Wier acquired the controlling stock interest in Centale in February 2004, and served as Chairman of Centale from February 2004 until November 2004.  He was re-appointed to that position in December 2006.  Since November 2004 Mr. Wier has been employed as Chief Executive Officer of ProLink Sports Marketing, Inc. and as President of the Buffalo Silverbacks, formerly a franchise in the American Basketball Association.  From April 2003 until December 2003 Mr. Wier was the Chief Executive Officer of JMT Solutions LLC, which was engaged in the business of direct response marketing in Palm Bay, Florida.  From January 2002 until April 2004 Mr. Wier was the President of JMT Marketing, Inc., which was engaged in the business of selling custom software solutions.  From 1998 through 2001 Mr. Wier was employed by Tek 21, Inc., which was involved in designing, developing and marketing custom software solutions.  Mr. Wier founded Tek 21, Inc. in 1998 and served at times as Chief Executive Officer, at times as Director of Business Development, and at times as a consultant to Tek 21, Inc.   In July of 1999 Mr. Wier was convicted of violating the Martin Act, the New York State blue sky law, in connection with the sale of securities to two investors for $4,250.  The incident arose from Mr. Wier’s involvement with a now-defunct company in 1993.  Mr. Wier was enjoined from selling securities to the public in New York State and was ordered to pay restitution.

Patrick T. Parker.  Mr. Parker is currently self-employed as a business consultant.  Mr. Parker served as Centale’s Chief Executive Officer from November 2004 until January 2006.  Mr. Parker’s prior career was focused on the application of new media to the investment banking industry.  Mr. Parker started his career as an investment banker with Prudential-Bache and then Smith Barney, where he was involved in financing entertainment projects.  That experience led to fourteen years of involvement in the use of entertainment media to generate sales leads.  Mr. Parker was employed from 1996 to 2004 as Senior Vice President and Director of Media Relations for Barkley Financial, a commodities broker in South Florida.  During the same period Mr. Parker was also employed as CEO of Business Image Group, Inc., which produced direct response television and radio ads, as well as President of PTP Associates d/b/a Pathways to Profit Inc., an advertising agency production company.

Sterling Shepperd.  See:  “New Members of the Board of Directors” above.

Board Meetings and Committees

The Board of Directors prior to the Acquisition had no committees, nor did it have an audit committee financial expert, due to the small size of the Board and the poor financial condition of the Company.

Executive Compensation

The following table sets forth all compensation paid by Centale to its Chief Executive Officers during the years ended March 31, 2008, 2007 and 2006.   Mr. DeYoung served as Chief Executive Officer from March 15, 2006 until December 6, 2006, when Mr. Wier was elected to that position.

	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards	Other Compensation
Thaddeus A. Wier, Jr.	2008	$20,000
	2007	$20,000
Jon DeYoung	2007			$15,000
	2006	$7,500

Remuneration of Directors

Centale has not adopted any policy regarding compensation of members of the Board of Directors, and has not paid any cash remuneration to any member of the Board.  However, in December 2006 Centale issued 14,285 shares of common stock (adjusted for a subsequent reverse stock split) to each of its directors.  The shares had a market value of $1.05 each on the date of the grant.

Certain Relationships and Related Transactions

There were no related party transactions during the fiscal year that ended on March 31, 2008, except that Thaddeus A. Wier, Jr., Centale’s Chief Executive Officer, has served as President and a member of the Board of Directors of NexxNow China, Inc. since it was organized.  The Acquisition, therefore, is a related party transaction.

April 14, 2008	By Order of the Board of Directors:
Thaddeus A. Wier, Jr. Chairman